Exhibit 99.47

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Allied Gold Corporation

We, KPMG LLP, consent to the use of our report dated March 31, 2025, on the consolidated financial statements of Allied Gold Corporation (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2024, the related consolidated statements of loss, other comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2024, and the notes to the consolidated financial statements, including a summary of material accounting policy information, which is incorporated by reference in this Registration Statement on Form 40-F dated May 27, 2025 of the Company.

/s/ KPMG LLP

Toronto, Canada
 May 27, 2025